Hunton & Williams LLP

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, Virginia 23219

January 31, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: 1933 Act Filing Desk

Massey Energy Company

Exchange Offer for

6.875% Senior Notes due 2013

Registration Statement on Form S-4

Ladies and Gentlemen,

On behalf of Massey Energy Company, a Delaware corporation (the “Company”), A.T. Massey Coal Company, Inc., a Virginia corporation and a wholly owned subsidiary of the Company (“A.T. Massey”), and substantially all of Massey’s current operating subsidiaries (together with A.T. Massey, the “Guarantors”), we submit for filing pursuant to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and in reliance on the position of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley and Co., Inc. (available June 5, 1991), Sherman & Sterling (available July 2, 1993), Brown & Wood (available February 7, 1997) and similar letters, a Registration Statement on Form S-4, with exhibits (the “Registration Statement”). The Registration Statement covers (i) $760,000,000 aggregate principal amount of 6.875% Senior Notes due 2013 (the “Exchange Notes”) and (ii) the guarantees (the “Exchange Guarantees”) of the Company’s obligations under the Exchange Notes, including payment of principal, premium, if any, and interest with respect to the Exchange Notes, by each of the Guarantors. The Exchange Notes and the Exchange Guarantees are to be issued in exchange (the “Exchange Offer”) for an equal aggregate principal amount of unregistered 6.875% Senior Notes due 2013 (the “Outstanding Notes”) and the guarantees (the “Guarantees”) of the Company’s obligations under the Outstanding Notes, including payment of principal, premium, if any, and interest with respect to the Outstanding Notes, by each of the Guarantors, issued on December 21, 2005 in reliance on exemptions from registration under the Securities Act for offers and sales of securities not involving public offerings. The Outstanding Notes and the Guarantees were, and the Exchange Notes and the Exchange Guarantees will be, issued pursuant to the terms of an Indenture, dated as of December 21, 2005, among the Company, the Guarantors and Wilmington Trust Company, as trustee.

Securities and Exchange Commission

January 31, 2006

The Company sent $82,032.00 on January 31, 2006 by wire transfer to the account of the Commission (Account No. 910-8739) at Mellon Bank, Pittsburgh, Pennsylvania (ABA No. 043000261) in payment for the registration fee.

Please contact David M. Carter at (404) 888-4246 or the undersigned at (804) 788-8687, if you have any questions in connection with this filing.

Best Regards,

/s/ Sean M. Beard

Enclosure

cc:	Thomas J. Dostart, Esq.

Richard R. Grinnan, Esq.

David M. Carter, Esq.

W. Lake Taylor, Jr., Esq.